Exhibit 13.2


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

     Quarterly Noteholders Report Related to the January 7, 2003 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $967,500,000
first  day after  the  Payment  Date  occurring  during  the collection period i.e. 8th October 2002:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $4,744,512.50
on the Payment Date being 7th January 2003:

Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $47,558,000
each class of notes on the  Payment  Date being 7th  January
2003:

Income for the collection period:                                       AUD $30,445,606.39

The Mortgage Principal Repayments for the collection period:            AUD $112,844,885.21

Expenses of the trust for the collection period:                        AUD $25,717,048.78

Aggregate  of all redraws on the  housing  loans made during            AUD $28,460,279.37
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes:  1.57000%
ending 6th April 2003:

The scheduled and unscheduled  payments of principal  during            Scheduled:   AUD $3,464,430.48
the collection period:                                                  Unscheduled: AUD $109,380,454.73

Aggregate of outstanding balances of housing loans as at the            31 December 2002:  AUD $1,765,532,222.22
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.33%
                                                                        30-59    0.24%
                                                                        60+      0.16%
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